Mail Stop 3561

April 30, 2010

Glen T. Senk
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:**   **Urban Outfitters, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 000-22754**

Dear Mr. Senk:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2010

Item 15. Exhibits and Financial Statement Schedules

1.   We note that you failed to include all of the schedules and exhibits to some of your filed exhibits. Please file a complete copy of Exhibit 10.1, Exhibit 10.3, and Exhibit 10.4 with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 21

2.   In future filings, please disclose all of the performance targets for the performance
        bonus plan, as discussed on page 27. This would include the "plan" level, "goal"
        level and the "stretch" level. In your response, please provide us with your
        proposed draft disclosure.

3.   We note the disclosure on page 32 that in fiscal year 2009 you granted PSU
        awards that were to vest based upon performance measures. According to the
        proxy statement for 2009, there were two performance measures: operating profit
        and fair market value of the common stock at the end of fiscal 2010. While you
        have disclosed the performance target for operating profit, you have not disclosed
        the threshold fair market value of common stock. In future filings, please disclose
        the fair market value target, or provide in your response letter a supplemental
        analysis as to why it is appropriate to omit these targets pursuant to Instruction 4
        to Item 402(b) of Regulation S-K. To the extent that you will disclose the
        performance targets in future filings, please provide us with your proposed draft
        disclosure

4.   Footnote one to the grants of plan-based awards table indicates that the threshold
        column was omitted because the bonus plan for 2010 did not provide for the
        threshold concept. Please explain this statement in light of the disclosure on page
        27 that the performance targets were set at the "plan" level, "goal" level, and
        "stretch" level. In addition, please explain why you have not included the
        estimated future payouts under non-equity incentive plan awards for Mr. Hayne.
        The disclosure on page 27 indicates Mr. Hayne was included in the bonus plan
        and the summary compensation table reflects non-equity incentive plan
        compensation. Lastly, please explain why the target and maximum potential
        payout under the non-equity incentive plan are the same in light of the three levels
        of performance targets.

                                        *****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director